

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 15, 2016

Via E-mail
David Biese
Chief Financial Officer
Jill Intermediate LLC
4 Batterymarch Park
Quincy, MA 02169

> **Re: Jill Intermediate LLC**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted December 1, 2016**
> **CIK No. 0001687932**

Dear Mr. Biese:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary – Overview, page 1

1.   We note your modified disclosure in response to comment 3. Your current disclosure includes three bullet points and one chart relating to either adjusted EBITDA or adjusted EBITDA margin, but only one bullet point and no chart relating to the most comparable GAAP measure (i.e. net income). Please expand your disclosure to include greater discussion and analysis regarding net income, comparable to your non-GAAP measures, as well as a chart for the most comparable non-GAAP measure with greater or equal prominence. Refer to Question 102.10 and the accompanying bullet points of the Division of Corporation Finance's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.

Note 2 – Summary of Significant Accounting Policies, page F-8

Segment Reporting, Page F-9

2.   We acknowledge your response to comment 11. Please provide us with a more fulsome analysis of how you determined that the CEO is the CODM, and how you identified your operating segments. In your response, please address the following:

*   Whether there is another individual, or groups of individuals, who perform the same or similar function of allocating resources to and assessing the performance of the operating segments;

*   The management and reporting structure immediately below the CEO, including the roles and decision-making responsibilities of the individual(s) therein. Consider providing an organizational chart to the extent you believe it will aid in your response;

*   The general organizational structure lower in the organization down to the retail stores (e.g. organized by lifestyle centers versus premium malls, by geographic region, or by some other method);

*   All the various forms of discrete financial information that is at a disaggregated or lower level then your two current operating segments which is also regularly reviewed by your CODM;

*   If lower level or disaggregated information is not regularly reviewed by the CODM, tell us who is responsible for allocating resources and assessing performance within each of the two channels you have identified and how the CEO assess the performance of the individual(s) responsible for those decisions.

*   Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step and the level at which the CODM makes changes to the budget;

*   Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in the meetings with the CODM to discuss budget-to-actual variances.

Exhibits, page II-2

3.   We note your response to prior comment 13. In your risk factor on page 26 you disclose that any significant interruption in the operations of your Tilton distribution and customer contact center could adversely affect your business, financial condition and results of operations. Please tell us why you believe the lease is not material in light of this risk factor or file the lease agreement as an exhibit.

You may contact James Giugliano at (202) 551-3319 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Raphael M. Russo
        Paul, Weiss, Rifkind, Wharton & Garrison LLP